EXHIBIT 18.1

LETTER RE: CHANGE IN ACCOUNTING PRINCIPLES

February 23, 2010

Board of Directors

Citrix Systems, Inc.

851 West Cypress Creek Road

Fort Lauderdale, Florida 33309

Ladies & Gentleman:

Note 2 of the Notes to the Consolidated Financial Statements of Citrix Systems, Inc., (the “Company”) included in its Form 10-K for the year ended December 31, 2009 describes an accounting change regarding the date of the Company’s annual goodwill and other indefinite-lived intangible assets impairment assessment from the last day of the fourth quarter to the first day of the fourth quarter. There are no authoritative criteria for determining which date is preferable based on the particular circumstance; however, we conclude that such change in the method of accounting is an acceptable alternative which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

Very truly yours,

/s/ Ernst & Young LLP